
06026185

EXECUTED

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549



RECEIVED
FEB 2 7 2006
203

FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended October 31, 2005

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______ to _______

PROCESSED
MAR 1 0 2006
THOMSON FINANCIAL E

COMMISSION FILE NUMBER 1-4121

A. Full title of the plan and the address of plan, if different from that of the issuer named below:

JOHN DEERE TAX DEFERRED SAVINGS PLAN FOR WAGE EMPLOYEES

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

DEERE & COMPANY
ONE JOHN DEERE PLACE
MOLINE, ILLINOIS 61265

SIGNATURE

The Plan

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrator of the John Deere Tax Deferred Savings Plan for Wage Employees has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

DEERE & COMPANY
(Registrant)

By: 
Mertroe B. Hornbuckle
Vice President, Global Human Resources

Date:

REQUIRED INFORMATION

1. The Financial Statements and Schedule of the John Deere Tax Deferred Savings Plan for Wage Employees prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, as amended.

Exhibit 23. Consent of Deloitte & Touche LLP, Independent Registered Public Accounting Firm.

JOHN DEERE TAX DEFERRED SAVINGS PLAN FOR WAGE EMPLOYEES

TABLE OF CONTENTS

All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.



Deloitte & Touche LLP
111 S. Wacker Drive
Chicago, IL 60606-4301
USA

Tel: +1 312 486 1000
Fax: +1 312 486 1486
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Deere & Company:

We have audited the accompanying financial statements of the John Deere Tax Deferred Savings Plan for Wage Employees (the "Plan") as of October 31, 2005 and 2004 and for the year ended October 31, 2005 listed in the Table of Contents. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of October 31, 2005 and 2004 and the changes in net assets available for benefits for the year ended October 31, 2005 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the Table of Contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in the audit of the basic 2005 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

February 21, 2006

JOHN DEERE TAX DEFERRED SAVINGS PLAN FOR WAGE EMPLOYEES

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
OCTOBER 31, 2005 AND 2004 (IN THOUSANDS)

ASSETS:	2005	2004
PARTICIPANT-DIRECTED INVESTMENTS:		
Blended Interest Fund	$ 156,698	$ 147,961
Deere & Company Common Stock Fund	81,039	84,778
Fidelity Intermediate Bond Commingled Pool	4,939	4,723
Mutual Funds	244,047	231,317
Fidelity BrokerageLink Accounts	19,103	13,364
Loans to participants	7,198	6,432
Total investments	513,024	488,575
TOTAL ASSETS	513,024	488,575
LIABILITIES - Due to brokers	749	721
NET ASSETS AVAILABLE FOR BENEFITS	$ 512,275	$ 487,854

See notes to financial statements.

JOHN DEERE TAX DEFERRED SAVINGS PLAN FOR WAGE EMPLOYEES

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS FOR THE YEAR ENDED OCTOBER 31, 2005 (IN THOUSANDS)

ADDITIONS:	
INTEREST AND DIVIDEND INCOME	$ 13,515
NET APPRECIATION IN FAIR VALUE OF INVESTMENTS	21,726
CONTRIBUTIONS:	
Participant	30,771
Employer	1,598
Total contributions	32,369
TOTAL ADDITIONS	67,610
DEDUCTIONS:	
Benefits paid to participants	42,858
Net transfers to affiliate plans	331
TOTAL DEDUCTIONS	43,189
INCREASE IN NET ASSETS	24,421
NET ASSETS AVAILABLE FOR BENEFITS:	
Beginning of year	487,854
End of year	$ 512,275

See notes to financial statements.

JOHN DEERE TAX DEFERRED SAVINGS PLAN FOR WAGE EMPLOYEES

NOTES TO FINANCIAL STATEMENTS AS OF OCTOBER 31, 2005 AND 2004 AND FOR THE YEAR ENDED OCTOBER 31, 2005

1. DESCRIPTION OF PLAN

The following is a general description of the John Deere Tax Deferred Savings Plan for Wage Employees (the "Plan"). This description applies to each of the years for which financial statements are presented and provides only general information. For a more complete description of the Plan's provisions, participants should refer to the Plan agreement.

General – The Plan was established September 1, 1987 by Deere & Company (the "Company") for certain eligible employees of the Company and its participating subsidiaries. The purpose of the Plan is to provide employees with a tax deferred method of savings and investment. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). Administrative expenses of the Plan are paid by the Company. The Company is the Administrator of the Plan. Fidelity Management Trust Company ("Fidelity"), Boston, Massachusetts, is the Plan Trustee, Investment Manager and Recordkeeper.

Eligibility – Employees are eligible to participate in the Plan immediately upon hire if they are hourly employees on the United States payroll of the Company or its participating subsidiaries.

Contributions – An eligible employee may elect to become a participant in the Plan by contacting Fidelity to authorize the Company to withhold contributions from his or her compensation during the period of participation. Participant contributions and investment elections are processed through Fidelity using a voice response system, on-line through NetBenefits, or through a Fidelity representative. Participant contributions can range from 1 percent to 50 percent of compensation with additional catch-up contributions from 1 percent to 25 percent, as elected by the participant, as limited by the Internal Revenue Code ("IRC"). Participants may amend or revoke their elections as of the next occurring payroll period.

The Company provides a matching contribution to employees hired after October 1, 1997 generally equal to 25 percent (30 percent for John Deere Horicon Works) of the employee's contributions up to 6 percent of eligible compensation. Contributions are sent to Fidelity as soon as practicable following each payroll period, but no later than the 15th business day following the end of the month, and are invested by Fidelity in funds as specified by the participants. Monies may be held and invested by Fidelity in short-term investment funds until designated investments have been purchased.

All contributions are considered tax deferred under sections 401(a) and 401(k) of the IRC.

Participant Accounts – Individual accounts are maintained for each Plan participant. Each participant's account is credited with contributions by the participant and the Company together with earnings or losses allocated daily among participants based on the ratio of their respective account balances as of the preceding day. Participants are immediately vested in their contributions and net earnings thereon. The Company matching contributions and allocated earnings or losses are vested after a participant has three years of service with the Company. The benefit to which a participant is entitled is one that can be provided from the participant's vested account balance.

Forfeited Accounts – At October 31, 2005 and 2004, forfeited nonvested accounts totaled $32,087 and $33,471, respectively. These accounts will be used to reduce future employer contributions. During the year ended October 31, 2005, employer contributions were reduced by $8,000 from forfeited nonvested accounts.

Fund Elections – Participants in the Plan direct investment of their account balances into one or more investment funds, which include the following:

- Blended Interest Fund
- Fidelity Intermediate Bond Commingled Pool
- Deere & Company Common Stock Fund
- Any of twenty-three Fidelity Mutual Funds

In addition, participants have access to BrokerageLink, which is a self-directed brokerage account. Through this account, a participant has access to over 3,000 mutual funds from approximately 200 fund families.

The Plan includes an Employee Stock Ownership Plan and dividend payout feature whereby participants may elect to receive dividends paid on their vested shares of Company common stock in the Deere & Company Stock Fund.

Loans – Employees who participate in the plan are eligible to borrow against their account balances. Loans are limited to the lesser of $50,000 (reduced by the participant's highest outstanding loan balance during the immediately preceding one year period) or 50 percent of their vested account balances on the effective dates of the loans, and the term of a loan may not exceed 54 months (10 years if the loan proceeds are used to purchase a primary residence). Loans are secured by the balance in the participant's account and interest is assessed at a rate which is determined after reviewing the published prime interest rate. Repayment for actively employed participants is intended to be made via payroll deductions. A participant with an outstanding loan at the time of lay off, unpaid leave of absence, retirement or separation from service will be issued a loan repayment coupon book from Fidelity. The participant may opt to continue making loan payments by using the coupons and sending the payment to Fidelity. A minimum of one payment must be made each quarter to keep the loan current. The entire loan must be repaid within five years of the effective date of the loan or the original loan term, whichever is greater. Failure by the participant to make a quarterly payment or pay the loan off within five years of inception or the original loan term, whichever is greater, will result in the outstanding loan balance becoming a taxable distribution to the participant. If an eligible participant elects to take full distribution of his account balance and a loan balance remains, the entire loan balance remaining will be taxable.

Payment of Benefits – Distributions are not permitted while the participants are employed by the Company unless a distribution is required to meet legal requirements or the participant has reached age 59-1/2. Participants who have terminated employment with the Company or retired may elect an immediate distribution or may defer this distribution up to age 70-1/2. The beneficiary of a participant who died may elect a deferred distribution payable not later than five years after the participant's death. Distributions from the Deere & Company Common Stock Fund may be in cash or whole shares and residual cash. Distributions from all of the other funds are in cash.

Participants may take a lump-sum distribution, or elect one of the following distribution options:

(a) Level Sum Distribution – A specified dollar amount is distributed monthly.

(b) Decremental Distribution – A decremental withdrawal is made over a specified period of time.

(c) Unscheduled, Partial Distribution – Unscheduled amounts are distributed at the discretion of the participant with a minimum distribution of $1,000.

(d) Mandated Distribution after 70-1/2 – By April 1 of the year following the year in which the participant turns 70-1/2, the participant must either take a lump sum distribution or begin systematic withdrawals which are actuarially determined.

Hardship Withdrawals – Participants in the Plan, under Internal Revenue Service ("IRS") guidelines, may request hardship withdrawals for heavy and immediate financial needs which cannot be reasonably met from other resources of the participant. A hardship withdrawal results in a 6-month suspension of participant contributions and Company matching contributions. Only one hardship withdrawal is allowed in a 12-month period.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting – The Plan's financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates. The Plan utilizes various investment instruments, including mutual funds and investment contracts. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Valuation of Investments – Investments are stated at fair value, except for the Blended Interest Fund as noted below.

Deere & Company Common Stock Fund – Fair value is based on the closing sales price reported on recognized securities exchanges on the last business day of the fiscal year.

The Deere & Company Common Stock Fund is maintained on a unit value basis. The number of units and related net asset value per unit as of October 31, 2005 and 2004 for the fund are as follows:

	Units Outstanding	Net Asset Value Per Unit
October 31, 2005	1,826,843	$ 44.36
October 31, 2004	1,943,997	43.61

Mutual Funds – The mutual funds are valued at quoted market prices which represent the net asset values of shares held by the Plan on the last business day of the fiscal year.

Blended Interest Fund – The Blended Interest Fund invests in variable rate bank and investment funds that reset rates quarterly and synthetic contracts to guarantee such rates. The fund is fully benefit responsive to the participants. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

The Blended Interest Fund is stated in the financial statements at contract value to reflect the value to the participant. Contract value represents contributions made, plus earnings, less participant withdrawals and administrative expenses. There are no reserves for credit risk of the issuers or otherwise. The fair value of the blended interest fund, in thousands, was $154,372 and $150,522 at October 31, 2005 and 2004, respectively. The crediting interest rate was 3.94 percent and 4.02 percent at October 31, 2005 and 2004, respectively. The average yield for the year ended October 31, 2005 was 4.07 percent.

Fidelity BrokerageLink Accounts – The BrokerageLink accounts are valued at the closing net asset values of funds comprising the account.

Participant Loans – Loans to participants are stated at the outstanding loan balance.

Income Recognition – Interest on bank and insurance contracts and short-term investment funds is accrued daily and credited to the funds at the end of each month. Dividends are accrued in the Deere & Company Common Stock Fund as of the record date and are reflected as an increase in the fund's net asset value on that day but are reported separately as dividends. Dividends in other funds are recorded on the date of record and are allocated to participants' accounts on that day. Earnings, including unrealized appreciation or depreciation in market value of investments, are allocated daily among participants based on the ratio of their respective account balances as of the close of the preceding day.

Net Transfers to Affiliate Plans – Transfers represent net assets transferred from the Plan during 2005 to the John Deere Savings and Investment Plan for participants who became participants in that plan.

Payment of Benefits – Benefit payments to participants are recorded upon distribution. Amounts allocated to accounts of persons who have elected to withdraw from the Plan but have not yet been paid were immaterial at October 31, 2005 and 2004.

Administrative Expenses – Administrative expenses of the Plan are paid by the Company as provided in the Plan agreement.

3. INVESTMENTS

The Plan's investments which exceeded five percent of net assets available for benefits as of October 31, 2005 and 2004 are as follows (in thousands):

	2005	2005 Percent of Net Assets	2004	2004 Percent of Net Assets
Blended Interest Fund:				
AIG Financial Products Co., 4.08% and 4.22%, respectively	39,174	8 %	36,963	8 %
Morgan Guaranty ACT Fund, 4.07% and 4.21%, respectively	39,177	8	36,967	8
Rabobank Nederland ACT Fund, 4.08% and 4.22%, respectively	39,174	8	36,962	8
UBS AG ACT Fund, 4.07% and 4.21%, respectively	39,173	8	36,963	8
Deere & Company Common Stock Fund*	81,039	16	84,778	17
Fidelity Growth Company Fund*	28,267	6	26,883	6
Fidelity Magellan Fund*	50,140	10	53,707	11
Fidelity Puritan Fund*	29,600	6	27,273	6
Fidelity Spartan U.S. Equity Index Fund*			48,381	10
Fidelity Spartan U.S. Equity Index Advantage Fund*	49,127	10		

During the year ended October 31, 2005, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $21,726 as follows (in thousands):

	Appreciated/ (Depreciated)
Deere & Company Common Stock Fund	$ 3,941
Mutual Funds	16,438
Fidelity BrokerageLink Accounts	1,293
Fidelity Intermediate Bond Commingled Pool*	54
	$ 21,726

* Represents a party-in-interest to the Plan.

4. TRANSACTIONS WITH PARTIES-IN-INTEREST

The Plan held 1,335,510 and 1,418,162 shares of common stock of Deere & Company, the sponsoring employer, with a cost basis of approximately $58 million and approximately $59 million at October 31, 2005 and 2004, respectively. During the year ended October 31, 2005, the Plan recorded dividend income of approximately $1.6 million from the Company common stock.

The Plan also holds investments in mutual funds administered by Fidelity, which is the Plan's trustee, recordkeeper and investment manager. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund.

5. FEDERAL INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated April 2, 2004, that the Plan and related trust were designed in accordance with the applicable regulations of the Internal Revenue Code. The Company and the plan administrator believe that the Plan is currently designed and operated in compliance with the applicable requirements of the Internal Revenue Code and the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan's financial statements.

Employees participating in the Plan are subject to federal income taxes on the distributions from their accounts in the calendar year in which such distributions are received from Fidelity.

6. PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event of termination of the Plan, account balances would become fully vested and be distributed to participants.

* * * * *

SUPPLEMENTAL SCHEDULE

JOHN DEERE TAX DEFERRED SAVINGS PLAN FOR WAGE EMPLOYEES

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) OCTOBER 31, 2005

(In thousands with the exception of shares/units)	Shares/ Units	Current** Value
BLENDED INTEREST FUND		
Variable rate bank and investment contracts with:		
AIG Financial Products Co. at 4.08%	39,173,481	$ 38,593
AIG Financial Products Co. Wrapper		581
		39,174
Morgan Guaranty ACT Fund at 4.07%	39,176,604	38,593
Morgan Guaranty Wrapper		584
		39,177
Rabobank Nederland ACT Fund at 4.08%	39,173,495	38,593
Rabobank Nederland Wrapper		581
		39,174
UBS AG ACT Fund at 4.07%	39,173,474	38,593
UBS AG Wrapper		580
		39,173
Total Blended Interest Fund		156,698

(Continued)

JOHN DEERE TAX DEFERRED SAVINGS PLAN FOR WAGE EMPLOYEES

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) OCTOBER 31, 2005 (CONTINUED)

(In thousands with the exception of shares/units)	Shares/ Units	Current** Value
DEERE & COMPANY COMMON STOCK*	1,335,510	$ 81,039
FIDELITY INTERMEDIATE BOND COMMINGLED POOL*	470,826	4,939
MUTUAL FUNDS:		
FIDELITY INSTITUTIONAL MONEY MARKET FUND*		10,563
FIDELITY ASSET MANAGER FUND*		4,244
FIDELITY ASSET MANAGER: GROWTH FUND*		6,820
FIDELITY ASSET MANAGER: INCOME FUND*		2,111
FIDELITY EQUITY INCOME FUND*		12,776
FIDELITY FREEDOM 2000*		166
FIDELITY FREEDOM 2010*		1,972
FIDELITY FREEDOM 2020*		1,326
FIDELITY FREEDOM 2030*		1,086
FIDELITY FREEDOM 2040*		714
FIDELITY FREEDOM 2005*		129
FIDELITY FREEDOM 2015*		503
FIDELITY FREEDOM 2025*		371
FIDELITY FREEDOM 2035*		243
FIDELITY FREEDOM INCOME FUND*		383
FIDELITY GROWTH COMPANY FUND*		28,267
FIDELITY MAGELLAN FUND*		50,140

JOHN DEERE TAX DEFERRED SAVINGS PLAN FOR WAGE EMPLOYEES

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS
(HELD AT END OF YEAR)
OCTOBER 31, 2005 (CONTINUED)

(In thousands with the exception of shares/units)	Shares/ Units	Current** Value
FIDELITY OTC PORTFOLIO*		16,515
FIDELITY OVERSEAS EQUITY FUND*		11,745
FIDELITY PURITAN FUND*		29,600
FIDELITY DIVERSIFIED INTERNATIONAL FUND*		3,889
FIDELITY SMALL CAP INDEPENDENT FUND*		8,161
FIDELITY SPARTAN U.S. EQUITY INDEX ADVANTAGE FUND*		49,127
FIDELITY US GOVERNMENT RESERVES*		3,196
TOTAL MUTUAL FUNDS:		244,047
FIDELITY BROKERAGELINK ACCOUNTS:		
ABN AMRO TALON MID CAP CL N	264	6
INVESCO TECHNOLOGY CLASS II	334	8
ACADIAN EMERGING MARKETS PORT INSTL	149	4
AEGIS VALUE FUND INC	214	4
AIM VALUE CLASS B	344	3
ALLIANCE TECHNOLOGY CLASS B	264	13
ALLIANZ RCM BIOTECH FUND CLASS D	274	7
ALLIANZ RCM GLOBAL HEALTHCARE FD CL D	151	3
ALPINE DYNAMIC DIVID FUND	379	5
ALPINE US REAL ESTATE EQUITY Y	927	37
ALPINE REALTY INCOME & GROWTH Y	438	10
AMERICAN AADVANTAGE LARGE CAP VALUE PLAN	3,744	75
AMERICAN CENTURY GLOBAL GOLD ADV CL	931	11
AMERICAN CENTURY SMALL CAP QUANT	1,283	13
ARIEL FUND	95	5
ARIEL APPRECIATION	29	1
ARTISAN INTERNAT'L	30,078	711

JOHN DEERE TAX DEFERRED SAVINGS PLAN FOR WAGE EMPLOYEES

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) OCTOBER 31, 2005 (CONTINUED)

(In thousands with the exception of shares/units)	Shares/ Units	Current** Value
ARTISAN MID CAP VALUE	3,695	70
ARTISAN INTL VALUE FUND	266	6
BARON ASSET	118	7
BARON SMALL CAP FD	4,141	91
BARON PARTNERS FUND	283	5
BERKSHIRE FOCUS FUND	2,372	17
BERWYN INCOME FUND	6,684	79
BJURMAN MICRO CAP GROWTH	1,939	62
BLACKROCK SM CAP COR EQ PORT SER CLASS SH	288	5
WILLIAM BLAIR INT'L GROWTH CLASS N	10,215	248
WILLIAM BLAIR SMALL CAP GROWTH CLASS N	1,860	47
BRIDGEWAY AGGRESSIVE GROWTH	485	29
BRIDGEWAY AGGRESSIVE INVESTOR 2	4,906	77
BRIDGEWAY SMALL CAP VALUE FUND CL N	1,688	23
BRIDGEWAY SMALL CAP GROWTH CL N	448	6
CALDWELL & ORKIN MARKET OPPORTUNITY	2,092	36
CLIPPER	5,464	477
COLUMBIA ACORN INTL SELECT CL Z	411	8
COLUMBIA REAL ESTATE EQUITY	6,210	165
CONSTELLATION TIP HEALTH & BIO II	178	3
CREDIT SUISSE WAR PINCUS FIXED INCOME	1,298	12
DODGE & COX BALANCE	278	22
DODGE & COX INTERNATL STOCK FUND	1,698	56
DODGE & COX INCOME	286	4
DODGE & COX STOCK	234	31
DREYFUS US TREASURY LONG TERM	2,949	47
EXCELSIOR EMERGING MARKETS	13,939	138
FBR SMALL CAP FINANCIAL CLASS A	90	3
FBR AMERICAN GAS INDEX	2,244	39
FPA CRESCENT INSTL	644	16
FEDERATED INCOME TRUST INSTL SERVICE	3,006	31
FEDERATED US GOVT SECS 1-3 YR INST SVC	726	8
FIDELITY FREEDOM 2035*	216	3
FIDELITY INT'L GROWTH & INCOME*	721	22
FIDELITY CANADA*	842	33
FIDELITY INTL SMALL CAP OPP FUND*	923	10
FIDELITY INTERN'TL SMALL CAP*	508	14
FIDELITY JAPAN SMALLER COMPANIES*	113	2
FIDELITY DIVERSIFIED INTERNATIONAL*	7,935	244
FIDELITY EUROPE CAPITAL APPRECIATION*	934	22

JOHN DEERE TAX DEFERRED SAVINGS PLAN FOR WAGE EMPLOYEES

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) OCTOBER 31, 2005 (CONTINUED)

(In thousands with the exception of shares/units)	Shares/ Units	Current** Value
FIDELITY NEW MARKETS INCOME*	660	9
FIDELITY LATIN AMERICA*	1,572	46
FIDELITY EMERGING MARKETS*	620	10
FIDELITY JAPAN*	2,706	41
SPARTAN US EQUITY INDEX*	51	2
SPARTAN TOTAL MARKET INDEX*	1,454	49
SPARTAN EXTENDED MARKET INDEX*	302	10
FIDELITY SMALL CAP INDEPENDENCE*	943	20
FIDELITY SMALL CAP STOCK*	1,814	33
FIDELITY FLOATING RATE HIGH INCOME*	1,241	12
FIDELITY CAPITAL & INCOME*	5,241	43
FIDELITY CAPITAL APPRECIATION*	23,533	618
FIDELITY CASH RESERVES*	1,988,530	1,989
FIDELITY ASSET MANAGER:AGGRESSIVE*	334	4
FIDELITY CONTRAFUND*	11,415	714
FIDELITY UTILITIES*	1,377	20
FIDELITY MID CAP STOCK*	1,392	35
FIDELITY STRUCTURED MID CAP VALUE*	714	11
FIDELITY EQUITY INCOME*	152	8
FIDELITY REAL ESTATE INVESTMENT*	626	19
FIDELITY EQUITY INCOME II*	229	5
FIDELITY INDEPENDENCE*	991	18
FIDELITY INVESTMENT GRADE*	1,323	10
FIDELITY SHORT TERM BOND*	308	2
FIDELITY HIGH INCOME*	1	1
FIDELITY INFLATION PROTECTED BOND*	14,193	160
FIDELITY FUND*	936	28
FIDELITY FIFTY*	774	17
FIDELITY CONTRAFUND II*	645	7
FIDELITY FREEDOM 2030*	97	1
FIDELITY GROWTH COMPANY*	5,347	317
FIDELITY AGGRESSIVE GROWTH*	610	10
FIDELITY OVERSEAS*	172	6
FIDELITY EUROPE*	428	15
FIDELITY PURITAN*	20	1
FIDELITY BALANCED*	2,200	39
FIDELITY LOW PRICED STOCK*	7,032	278
FIDELITY OTC PORT*	126	4
FIDELITY DIVIDEND GROWTH*	1,400	39
FIDELITY SMALL CAP VALUE*	7,551	92

JOHN DEERE TAX DEFERRED SAVINGS PLAN FOR WAGE EMPLOYEES

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS
(HELD AT END OF YEAR)
OCTOBER 31, 2005 (CONTINUED)

(In thousands with the exception of shares/units)	Shares/ Units	Current** Value
FIDELITY INTERNAT'L REAL ESTATE FUND*	261	3
FIDELITY LEVERAGED COMPANY STOCK*	1,581	39
FIDELITY SELECT ENERGY*	1,132	52
FIDELITY SELECT TECHNOLOGY*	689	41
FIDELITY SELECT HEALTH CARE*	380	54
FIDELITY SELECT WIRELESS PORTFOLIOS*	957	6
FIDELITY SELECT MEDICAL EQUIP&SYSTEM*	2,316	57
FIDELITY SELECT NATURAL RESOURCES*	1,421	33
FIDELITY SELECT UTILITIES GROWTH*	130	6
FIDELITY SELECT NATURAL GAS*	3,126	121
FIDELITY SELECT DEVELOP COMMUNICATNS*	375	7
FIDELITY SELECT FINANCIAL SVCS*	95	11
FIDELITY SELECT CONSTRUCTN & HOUSING*	239	11
FIDELITY SELECT BANKING PORTFOLIO*	50	2
FIDELITY SELECT MEDICAL DELIVERY*	348	18
FIDELITY SELECT HOME FINANCE*	183	10
FIDELITY SELECT RETAILING*	91	5
FIDELITY SELECT ENERGY SERVICE*	132	8
FIDELITY SELECT BIOTECHNOLOGY*	1,121	65
FIDELITY SELECT GOLD*	2,881	83
FIDELITY SELECT DEFENSE & AEROSPACE*	140	9
FIDELITY SELECT MONEY MARKET*	41	1
FIDELITY SELECT SOFTWARE & COMPUTER*	289	15
FIDELITY SELECT TELECOMM*	196	7
FIDELITY SELECT FOOD & AGRICULTURE*	72	4
FIDELITY SELECT BROKERAGE & INVS MGT*	73	5
FIDELITY SELECT ELECTRONICS*	4,513	177
FIDELITY SELECT COMPUTERS*	353	12
FIDELITY FOUR-IN-ONE INDEX*	996	26
FIDELITY STRATEGIC INCOME*	22,784	238
FIDELITY EXPORT & MULTINATIONAL*	1,321	28
FIDELITY VALUE*	369	28
FIRSTHAND TECHNOLOGY VALUE	24	1
FIRSTHAND GLOBAL TECHNOLOGY	947	3
GABELLI GOLD	164	3
GABELLI SMALL CAP GROWTH	176	5
HARDING LOEVNER EMERGING MKT PORT	199	6
OAKMARK FUND	370	15
OAKMARK INTERNAT'L	1,199	28
OAKMARK EQUITY & INCOME FD	4,299	107

JOHN DEERE TAX DEFERRED SAVINGS PLAN FOR WAGE EMPLOYEES

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) OCTOBER 31, 2005 (CONTINUED)

(In thousands with the exception of shares/units)	Shares/ Units	Current** Value
OAKMARK INTERNAT'L SMALL CAP	284	6
OAKMARK SELECT	2,103	70
HENNESSY CORNERSTONE GROWTH	482	9
HENNESSY CORNERSTONE GROWTH FD SERIES II	19,901	584
ICON ENERGY	301	9
ING INTERNATIONAL VALUE CL A	306	6
THE INTERNET FUND	62	1
JACOB INTERNET	7,983	17
JANUS FUND	56	1
JANUS GROWTH AND INCOME	46	2
JANUS WORLDWIDE	473	20
JANUS SMALL CAP VALUE INVST SHS	585	18
JANUS MID CAP VALUE INVST SHS	1,520	35
JANUS ORION FUND	746	6
JANUS STRATEGIC VALUE FUND	1,309	19
JANUS GLOBAL TECHNOLOGY	140	2
JANUS GLOBAL LIFE SCIENCES	402	8
JANUS OLYMPUS	988	31
JANUS HIGH YIELD BOND	115,511	1,095
JANUS ENTERPRISE	33	1
JANUS MERCURY	2,053	45
THE MEDICAL FUND	700	11
THE INTERNET NEW PARADIGM	2,434	48
THE INTERNET EMERGING GROWTH	2,441	11
LAUDUS ROSENBERG INTL SMALL CAP INV	2,663	47
LEUTHOLD CORE INVESTMENT CL A	1,212	21
LOOMIS SAYLES GLOBAL BOND RETAIL	89,382	1,359
LOOMIS SAYLES BOND RETAIL SHARES	657	9
LOOMIS SAYLES BOND INSTL	1,494	20
MARSICO FOCUS	388	7
MATRIX ADVISORS VALUE	504	26
MATTHEWS PACIFIC TIGER FUND	449	8
MATTHEWS ASIAN TECHNOLOGY FUND	822	5
MERGER FUND	258	4
MERIDIAN FUND	1,810	64
MERIDIAN VALUE FUND	224	8
MIDAS FUND	3,871	9
MUNDER NET NET CLASS A	675	13
NAVELLIER MID CAP GROWTH PORTFOLIO	1,037	28
NEEDHAM GROWTH FUND	93	3

JOHN DEERE TAX DEFERRED SAVINGS PLAN FOR WAGE EMPLOYEES

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) OCTOBER 31, 2005 (CONTINUED)

(In thousands with the exception of shares/units)	Shares/ Units	Current** Value
NEUBERGER BERMAN HIGH INCOME BOND	3,925	36
NEUBERGER BERMAN PARTNERS TRUST CLASS	1,816	39
NEUBERGER BERMAN INT'L TRUST CLASS	442	10
NEUBERGER BERMAN REGENCY TRUST CLASS	768	11
NEUBERGER BERMAN FASCIANO INV CL	2,799	119
WHITE OAK GROWTH STOCK	302	9
PIN OAK AGGRESSIVE STOCK	67	1
RED OAK TECHNOLOGY SELECT	240	2
BLACK OAK EMERGING TECHNOLOGY FUND	1,294	3
PIMCO FOREIGN BOND CLASS D	155	2
PIMCO TOTAL RETURN CLASS D	11,229	118
PIMCO REAL RETURN CLASS D	13,128	148
PERRITT MICROCAP OPPORTUNITIES	202	6
PIMCO COMMODITY REAL RETURN CL D	2,068	33
PIONEER EMERGING MARKETS CLASS A	206	5
ULTRA OTC PRO FUND SERVICE SHARES	201	4
ULTRASHORT OTC PRO FUND INVESTOR SHS	512	9
ULTRA OTC PRO FUND INVESTORS SHARES	40	1
ULTRA SHORT SMALL CAP PRO FDS-INVST CL	601	13
RISING RATES OPPTY PRO FUND INVESTOR	346	7
PRUDENT SAFE HARBOR	680	8
PRUDENT BEAR FDS INC	7,945	44
BOSTON PARTNERS SMALL CAP VALUE 11	470	11
RS EMERGING GROWTH	330	10
RS PARTNERS	121	4
RS GLOBAL NATURAL RESOURCES	751	24
T ROWE PRICE VALUE	1,279	30
T ROWE PRICE CAP APPRECIATION	1,730	35
T ROWE PRICE MID CAP VALUE	285	7
ROYCE PREMIER FUND	1,462	24
ROYCE LOW PRICED STOCK FUND	3,429	53
ROYCE TOTAL RETURN FUND	3,339	42
RYDEX URSA INVESTOR CLASS	1,813	16
RYDEX VELOCITY 100	1,317	27
RYDEX TITAN 500	830	30
RYDEX OTC INVESTOR CLASS	2,379	25
RYDEX BIOTECHNOLOGY INV CLASS	1,274	27
RYDEX LONG DYNAMIC DOW 30 H CLASS	448	10
SCUDDER GOLD & PRECIOUS METALS CL C	1,402	23
SCUDDER HIGH YIELD BOND INVESTMENT	56,337	427

JOHN DEERE TAX DEFERRED SAVINGS PLAN FOR WAGE EMPLOYEES

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) OCTOBER 31, 2005 (CONTINUED)

(In thousands with the exception of shares/units)	Shares/ Units	Current** Value
SELECTED AMERICAN SHARES	36,326	1,415
SOUND SHORE FD INC	15,309	585
TCW GALILEO INCOME + GROWTH CL N	1,291	14
TEMPLETON DEVELOPING MARKETS CLASS A	285	6
THIRD AVENUE VALUE	482	28
THIRD AVENUE SMALL CAP VALUE	13,968	338
THIRD AVENUE REAL ESTATE VALUE	5,716	168
THIRD AVENUE INTL VALUE	1,960	40
TOCQUEVILLE GOLD FUND	574	20
UMB SCOUT WORLDWIDE	4,595	123
US GLOBAL RESOURCES	7,706	110
US WORLD GOLD	1,255	22
US GOLD SHARES	18,256	162
VANGUARD BALANCED INDEX	340	7
VANGUARD STRATEGIC EQUITY	406	9
VANGUARD TOTAL STOCK MARKET	451	13
CRM MID CAP VALUE INVESTOR SHARES	96	3
WASATCH HOISINGTON US TREASURY	3,845	55
WASATCH SMALL CAP VALUE	10,864	60
WASATCH INTERNATIONAL GROWTH	480	8
WASATCH HERITAGE GROWTH FUND	2,550	28
WELLS FARGO C&B TAX MGD VALUE FD CL D	355	6
WELLS FARGO C&B MID CAP VALUE FD CL D	326	7
WELLSFARGO SMALL CAP DISCIPLINED FD-INVES	30,218	485
WELLS FARGO MID CAP DISCIPLINED FD-INVES	13,871	322
WELLS FARGO GROWTH FUND-INVESTOR CLASS	467	9
WELLS FARGO HIGH INCOME-INVESTOR	4,121	31
WELLS FARGO GOVERNMT SECURITIES-ADVISOR	57,404	602
WESTCORE FLEXIBLE INCOME FUND	3,036	30
YACKTMAN FUND	773	11
NON-INTEREST BEARING CASH	20,337	20
TOTAL FIDELITY BROKERAGELINK ACCOUNTS		19,103

Deloitte.

EXHIBIT 23

Deloitte & Touche LLP
111 S. Wacker Drive
Chicago, IL 60606-4301
USA

Tel: +1 312 486 1000
Fax: +1 312 486 1486
www.deloitte.com

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Deere & Company:

We consent to the incorporation by reference in Registration Statements No. 33-15949, 33-49740, and 333-62669 of Deere & Company on Form S-8 of our report dated February 21, 2006, relating to the John Deere Tax Deferred Savings Plan for Wage Employees, appearing in this Annual Report on Form 11-K of John Deere Tax Deferred Savings Plan for Wage Employees for the year ended October 31, 2005.

Deloitte & Touche LLP

February 21, 2006

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Deloitte Touche Tohmatsu